

Mail Stop 4561

August 28, 2017

David W. Dunlap
Chief Financial Officer
Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560

> **Re:** **Socket Mobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 18, 2017**
> **File No. 333-220042**

Dear Mr. Dunlap:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation